FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                            For the month of May 2001
   (containing quarterly information for the quarter ended March 31, 2001)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X           Form 40-F
                                 -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No    X
                                 -----              ------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I. FINANCIAL INFORMATION

        Item 1. Financial Statements

                Condensed   Consolidated   Balance  Sheets  at  March  31,  2001
                (Unaudited) and December 31, 2000

                Condensed Consolidated Statements of Operations for the Three months ended March 31, 2001 (Unaudited) and 2000 (Unaudited)

                Condensed Consolidated Statements of Cash Flows for the Three months ended March 31, 2001 (Unaudited) and 2000 (Unaudited)

                Note to Condensed Consolidated Financial Statements (Unaudited)

        Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II. OTHER INFORMATION

        Item 3. Information Incorporated by Reference

        Item 4. Exhibit

                The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

        Signatures

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                             COMMTOUCH SOFTWARE LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         March 31,  December 31,
                                                           2001         2000
                                                         ---------    ---------
                                                        (unaudited)


Assets
Current assets:
  Cash and cash equivalents                              $  12,504    $  20,831
  Marketable securities                                        841        8,607
  Trade receivables, net                                     2,860        4,355
  Prepaid expenses and other accounts receivable             2,525        3,626
                                                         ---------    ---------
          Total current assets                              18,730       37,419
Long-term lease deposits                                     1,315        1,440
Severance pay fund                                             786          949
Property and equipment, net                                 20,260       19,417
Long-term investment                                         2,000        2,000
Goodwill and other purchased intangibles, net               15,146       16,055
                                                         ---------    ---------
                                                         $  58,237    $  77,280
                                                         =========    =========
Liabilities and Shareholders' Equity
Current liabilities:
  Bank credit line and current maturities
     of bank loans and capital leases                          385        1,115
  Accounts payable                                           2,634        4,205
  Employees and payroll accruals                             2,764        3,279
  Deferred revenues                                          1,768        1,523
  Accrued expenses and other liabilities                     3,724        3,529
                                                         ---------    ---------
          Total current liabilities                         11,275       13,651
                                                         ---------    ---------
Long-term maturities of bank loans and capital leases          763          841
Accrued severance pay                                          911          984
                                                         ---------    ---------
                                                             1,674        1,825
                                                         ---------    ---------

Minority interest                                               51           76
                                                         ---------    ---------
Shareholders' equity:
  Ordinary shares                                              236          236
  Additional paid-in capital                               151,021      150,994
  Deferred stock compensation                               (2,247)      (2,729)
  Notes receivable from shareholders                          (891)      (1,041)
  Accumulated other comprehensive income                         2           21
  Accumulated deficit                                     (102,884)     (85,753)
                                                         ---------    ---------
          Total shareholders' equity                        45,237       61,728
                                                         ---------    ---------
                                                         $  58,237    $  77,280
                                                         =========    =========

          The accompanying note is an integral part of these condensed consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                                                          Three Months Ended
                                                                                                               March 31,
                                                                                                     ------------------------------
                                                                                                       2001                  2000
                                                                                                     --------              --------
                                                                                                    (unaudited)          (unaudited)

Revenues:
  Email services                                                                                     $  4,009              $  3,597
  Software licenses                                                                                      --                    --
                                                                                                     --------              --------
           Total revenues                                                                               4,009                 3,597
                                                                                                     --------              --------

Cost of revenues:
  Email services                                                                                        4,844                 2,121
  Software licenses                                                                                      --                    --
                                                                                                     --------              --------
            Total cost of revenues                                                                      4,844                 2,121
                                                                                                     --------              --------
Gross profit (loss)                                                                                      (835)                1,476
                                                                                                     --------              --------
Operating expenses:
  Research and development                                                                              2,946                 1,993
  Sales and marketing                                                                                   6,495                 4,746
  General and administrative                                                                            5,752                 2,106
  Amortization of prepaid marketing expense                                                              --                   1,941
  Amortization of stock-based employee deferred compensation(1)                                           481                   763
  Amortization of goodwill and other purchased intangibles                                                909                  --

                                                                                                     --------              --------
          Total operating expenses                                                                     16,583                11,549
                                                                                                     --------              --------
Operating loss                                                                                        (17,418)              (10,073)
Interest and other income, net                                                                            265                   938
Minority interest                                                                                          22                  --
                                                                                                     --------              --------
Net loss                                                                                             $(17,131)             $ (9,135)
                                                                                                     ========              ========
Basic and diluted net loss per share                                                                 $  (1.02)             $  (0.60)
                                                                                                     ========              ========
Weighted average number of shares used in
  computing basic and diluted net loss per share                                                       16,841                15,119
                                                                                                     ========              ========


                                                          Three Months Ended
                                                              March 31,
                                                         -------------------
                                                         2001           2000
                                                         ----           ----
                                                     (unaudited)     (unaudited)
(1) Stock-based employee deferred compensation relates to the following:

Cost of revenues                                         $ 16           $ 25
Research and development                                   45             71
Sales and marketing                                       125            199
General and administrative                                295            468
                                                         ----           ----
                   Total                                 $481           $763
                                                         ====           ====

          The accompanying note is an integral part of these condensed consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)

                                                                                                               Three Months
                                                                                                                  ended
                                                                                                                 March 31,
                                                                                                        ---------------------------
                                                                                                          2001               2000
                                                                                                        --------           --------
                                                                                                       (unaudited)       (unaudited)
Cash flows from operating activities:
  Net loss                                                                                              $(17,131)          $ (9,135)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization                                                                         2,938              1,180
     Amortization of stock-based employee deferred compensation                                              482                763
     Amortization of prepaid marketing expenses                                                             --                1,941
Changes in assets and liabilities:
     Trade receivables, net                                                                                1,495               (726)
     Other accounts  receivable and prepaid expenses                                                       1,101             (1,369)
     Accounts payable                                                                                     (1,571)             1,130
     Other liabilities                                                                                      (321)             1,147
     Deferred revenue                                                                                        245                (54)
     Accrued severance and other                                                                             240                 73
                                                                                                        --------           --------
       Net cash used in operating activities                                                             (12,522)            (5,050)
                                                                                                        --------           --------
Cash flows from investing activities:

  Proceeds from sales of marketable securities                                                             7,747              3,171
  Repayment of long-term deposits                                                                            125               --
  Purchase of long-term investment                                                                          --               (3,000)
  Purchase of property and equipment                                                                      (2,871)            (3,178)
                                                                                                        --------           --------
       Net cash provided from (used in) investing activities                                               5,001             (3,007)
                                                                                                        --------           --------
Cash flows from financing activities:

  Payment of capital lease                                                                                  --                  (32)
  Repayment of bank loans and notes payable                                                                 (808)              --
  Proceeds from issuance of shares                                                                            27              1,037
  Contribution  of minority  interest  of  consolidated
        subsidiary                                                                                           (25)              --
                                                                                                        --------           --------
       Net cash provided from (used in) financing activities                                                (806)             1,005
                                                                                                        --------           --------

Decrease in cash and cash equivalents                                                                     (8,327)            (7,052)

Cash  and  cash  equivalents  at the  beginning  of the period                                            20,831             65,996
                                                                                                        --------           --------

Cash and cash equivalents at the end of the period                                                      $ 12,504           $ 58,944
                                                                                                        ========           ========
Supplemental disclosure of cash flows activity:
Cash paid during the year:

Interest                                                                                                $     86           $      5
                                                                                                        ========           ========

Ordinary shares issued for notes receivable from
shareholders                                                                                            $   --             $  1,066
                                                                                                        ========           ========


                                    The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.
               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.   Basis of Presentation:

The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned and majority-owned subsidiaries (collectively "Commtouch" or "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at March 31, 2001 and the operating results and cash flows for the reported periods. These financial statements and note should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2000, which were filed with the Securities and Exchange Commission on the Company's Form 20-F, as amended.

The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2001.

Item 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the note thereto in Part I, Item 1 of this quarterly report and with "Item 5. Operating and Financial Review and Prospects" contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statement include, but are not limited to, the growth potential for our outsourced email services, the unpredictability of our email service revenues, fluctuations in our quarterly operating results, our ability to compete in an increasingly competitive market, our ability to execute our sales and marketing plans, the inherent market and economic risks associated with operating in the dot-com market, and our ability to raise additional capital. These and other risks are discussed more fully in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.

Overview and Restructuring

Commtouch is a leading provider of messaging solutions to enterprises and service providers. Commtouch enterprise-grade email and messaging solutions include Microsoft Exchange, open standards webmail and collaboration and onsite messaging that deliver a high level of performance in reliability, scalability and security.

During 2000, the Company had significantly expanded infrastructure and increased headcount in anticipation of significant growth and to ensure a high level of service for its increasingly complex messaging solutions. This significantly increased the Company's payroll expenses in all categories. In late 2000, it became apparent that, due to the continued economic downturn, growth levels were likely to be lower than those previously anticipated. Accordingly, during the first quarter of 2001, the Company implemented a Board approved restructuring plan.

This restructuring reduced operating expense associated with serving unprofitable dot-com and destination site customers, closed the e-commerce division and email services for small community sites, and increased efficiencies through channel sales and marketing to the enterprise market.

The  Company  also  focused  its  operations  on  three   enterprise   messaging
businesses:

     o the Commtouch core email and messaging service organization for the enterprise market which includes the recently launched Microsoft Hosted Exchange service offering;

     o    the  enterprise  messaging  migration  and  integration   technologies
          business through our wholly-owned subsidiary Wingra Technologies Inc.;

     o    and  its   technology   development   of   next-generation   messaging
          applications  marketed  to  worldwide   telecommunication   companies,
          Internet Data Centers and service providers.

As part of this restructuring, the Company streamlined its global operations and reduced its workforce by approximately 57%, to about 210 people. The Company expensed approximately $2 million, allocated to the relevant expense categories, for severance related to these plans.

The restructuring will significantly reduce future sales and marketing, research and development and general and administrative expenses, on an absolute basis, as the Company completes the implementation of this restructuring.

Repricing

On April  30,  2001  the  Company's  Board of  Directors  approved  an  optional
"repricing" of options previously granted to employees, contingent upon the completion of certain regulatory filings. Previously granted options will be cancelled and new options will be issued with an exercise price equal to the par value of the shares. To be eligible for the repricing mechanism, previously granted stock options must meet the following conditions:

     o   The exercise price of the original options exceeds $10
     o   The option is issued but not exercised

The options vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the next two years. The Company will begin expensing this effective re-pricing as a fixed plan over the vesting period as employees finalize their participation in this optional plan.

Results of Operations

The following table sets forth financial data for the three months ended March 31, 2001 and 2000 (in thousands):

                                                  Three Months Ended
                                                        March 31,
                                                 --------------------
                                                   2001        2000
                                                 --------    --------
                                               (unaudited)   (unaudited)
Revenues:
  Email services                                 $  4,009    $  3,597
  Software licenses                                    --          --
                                                 --------    --------
           Total revenues                           4,009       3,597
                                                 --------    --------
Cost of revenues:
  Email services                                    4,844       2,121
  Software licenses                                    --          --
                                                 --------    --------
           Total cost of revenues                   4,844       2,121
                                                 --------    --------

Gross profit (loss)                                  (835)      1,476
                                                 --------    --------


Operating expenses:
    Research and development                        2,946       1,993
    Sales and marketing                             6,495       4,746
    General and administrative                      5,752       2,106
    Amortization of prepaid marketing expenses         --       1,941
    Amortization of stock-based
        employee deferred compensation                481         763
    Amortization of goodwill and other
        purchased intangibles                         909          --
                                                 --------    --------
         Total operating expenses                  16,583      11,549
                                                 --------    --------
  Operating loss                                  (17,418)    (10,073)
  Interest and other income, net                      265         938
  Minority interest                                    22          --
                                                 --------    --------
  Net loss                                       $(17,131)   $ (9,135)
                                                 ========    ========


Comparison of the Three Months Ended March 31, 2001 and 2000

Revenues. Revenues increased from $3.6 million for the three months ended March 31, 2000 to $4.0 million for the three months ended March 31, 2001. One of the key factors contributing to the growth of our revenues for the three months ended March 31, 2001 is the increase in the number of enterprise business partners with contracts generating revenue. During the first quarter of 2001, no customer contributed more than 10 percent of our revenues.

Cost of Revenues. Cost of revenues increased from $2.1 million for the three months ended March 31, 2000 to $4.8 million for the three months ended March 31, 2001. Cost of revenues consist primarily of personnel related costs, Internet data center services from third party providers, depreciation of equipment, and Internet access. This increase is attributable to the increase in personnel and related costs. In addition, the Company made significant investments in hosting infrastructure during 2000.

Research and Development. Research and development costs increased from $2.0 million for the three months ended March 31, 2000 to $2.9 million for the three months ended March 31, 2001 due primarily to the additional personnel and related costs associated with the development of new service offerings. We expect research and development costs to decrease on an absolute basis as the Company completes the implementation of its restructuring, focusing only on core projects aligned with its strategic direction. The most significant ongoing research and development project relates to the development of mail servers designed to address the needs of our channel partners.

Sales and Marketing. Sales and marketing expenses increased from $4.7 million for the three months ended March 31, 2000 to $6.5 million for the three months ended March 31, 2001 due primarily to personnel and related costs, public relations, other marketing expenses and direct sales costs. During the quarter the Company restructured its sales and marketing programs to focus on channels. This facilitated a significant reduction in headcount. The related costs of restructuring include one-time expenses related to severance and other one-time settlements under the Company's sales incentive programs.

General and Administrative. General and administrative expenses increased from $2.1 million for the three months ended March 31, 2000 to $5.8 million for the three months ended March 31, 2001 due primarily to personnel and related costs, facility costs and higher fees for outside professional services. First quarter expenses also include one-time retention bonuses for Wingra employees, severance and termination payments related to the Company's restructuring. We expect general and administrative costs to decrease on an absolute basis as the Company completes the implementation of its restructuring.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the InfoSpace (formerly Go2Net) and Microsoft warrants decreased from $1.9 million for the three months ended March 31, 2000 to none for the three months ended March 31, 2001. The prepaid marketing expense was amortized using the straight-line method over the minimum term of the commercial agreements with these two companies, or one year, and was concluded during the fourth quarter of 2000.

Amortization of Stock-Based Employee Deferred Compensation. Stock-based employee deferred compensation expenses decreased from $0.8 million for the three months ended March 31, 2000 to $0.5 million for the three months ended March 31, 2001. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts will conclude during the third quarter of 2003.

Interest and Other Income, Net. Interest and other income, net decreased from a net income of $0.9 million for the three months ended March 31, 2000 to a net income of $0.3 million for the three months ended March 31, 2001 due primarily to a reduction in interest income earned on the funds generated from an initial public offering, as the funds depleted during 2000.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and royalty-bearing research and development and marketing grants from the Israeli government. On July 16, 1999, the Company raised $70.8 million, net of underwriters commission ($66.2 million net of expenses), from an initial public offering (including the exercise of the underwriters' overallotment option) and a private placement that was part of a strategic partnership with InfoSpace (formerly Go2Net) and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft.

On January 23, 2001 we entered into an ordinary share purchase agreement with Torneaux Fund Ltd., a Bahamian limited liability company. Beginning on January 23, 2001 and continuing for 24 months thereafter, we may in our sole discretion sell our ordinary shares, par value NIS .05 per share, to Torneaux. The 24-month period is divided into 18 pricing periods, each consisting of 20 trading days on the Nasdaq National Market or any other market which is at the time the principal trading market for our ordinary shares. In addition, at the time of each sale, we may issue to Torneaux call options to purchase ordinary shares up to a maximum of the same number of shares to be purchased by Torneaux in the share issuance, which expire at the end of the pricing period unless exercised. We must deliver shares purchased in the draw down or on exercise of the option in two installments, one at the end of each 10-day period during the 20-day pricing period, at which time we will receive payment.

Torneaux's purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 20-day trading period. In each draw down we will notify Torneaux of the dollar amount of shares which we will sell, the commencement date of the pricing period, and the threshold price which must be at least $2 or a lower amount if mutually agreed. The threshold price is the lowest price per share (less a stated discount) at which we will issue shares.

As of March 31, 2001, we had working capital of $7.5 million and $13.3 million in cash, cash equivalents and marketable securities.

Net cash used in operating activities was $12.5 million for the three months ended March 31, 2001 and is comprised of net loss for the three months, partially offset by depreciation and amortization expenses.

The total decrease in cash and cash equivalents of $ 16.1 million for the three month period ended March 31, 2001 was impacted by lower revenues as well as the following one-time payments:

     o $1.1 million paid in licensing fees for software related to our hosted exchange product;

     o   $1.0 million for leasehold improvement in Israel;

     o   $0.8 million in capital expenditures;

     o   $0.8 million of debt repayment for Wingra: and

     o $2.0 million in severance pay and other related expenses as part of the headcount reduction and Company restructuring.

Based on the cash, cash equivalents and marketable securities balance at March 31, 2001 of $13.3 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with a board approved contingency plan, and a potential funding capability under the current equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations for at least the next twelve months. However, to continue funding developments of its software products, the company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.


PART II. OTHER INFORMATION

Item 3.  Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 4.  Exhibit

The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMMTOUCH SOFTWARE, LTD.
                                   ---------------------------------------------
                                                  (Registrant)


Date    May 29, 2001              By  /s/ Sunil Bhardwaj
    -------------------------      ---------------------------------------------
                                    Sunil Bhardwaj
                                    Chief Financial Officer

                                  Exhibit Index

Exhibit     Description of Document
-------     -----------------------
  1         May 15, 2001 Press Release: "Commtouch Reports Q1 2001 Revenues 50+%
            Revenues from Enterprise Customers"